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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Numbers: 333-44473
                                                                       333-77905

                           NOTIFICATION OF LATE FILING

  (Check One):  [ ] Form 10-K   [ ] Form 11-K    [ ] Form 20-F    Form 10-Q [X]
[ ]  Form N-SAR

         For Period Ended:       March 31, 2001
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[ ]  Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:     The Holmes Group, Inc.
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Former name if applicable:

                              Holmes Products Corp.
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Address of principal executive office (Street and number):

                                 One Holmes Way
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City, state and zip code:        Milford, Massachusetts  01757
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                                     PART II

                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and



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         (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Holmes Group, Inc. (the "Company") has been unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2001. For the past several weeks, the Company and its bank lenders have been engaged in ongoing negotiations regarding the impact of the Company's financial condition and results for the year ended December 31, 2000 on the Company's senior credit facility. These negotiations were completed on May 7, 2001. Management, outside consultants and its independent accountants have only recently completed the financial statement presentation for the year ended December 31, 2000. As a result, the Company has only recently (on May 11, 2001) filed its Annual Report for the year ended December 31, 2000, and this effort has prevented management and the Company's legal advisors from completing the first quarter Form 10-Q on a timely basis.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Ira B. Morgenstern                (508)                  634-8050
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                  (Name)                (Area Code)          (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X]  Yes       [ ]    No



     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X]  Yes       [ ]    No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The following financial information is management's current estimate of the Company's results of operations for the three months ended March 31, 2001, and is subject to change upon the filing of the Form 10-Q.

     For the three month period ended March 31, 2001, the Company's net sales increased by approximately 7.0% compared to the corresponding period of 2000. The increase was primarily due to an increase in shipments of kitchen electric products in the first quarter of 2001 versus 2000.

     The Company's gross profit for the three months ended March 31, 2001, as a percentage of net sales, was approximately 27.0% versus approximately 30.0% for the corresponding period of 2000.

     Selling expenses for the three months ended March 31, 2001 decreased by approximately 6.4% compared to the corresponding period of 2000.

     General and administrative expenses for the three months ended March 31, 2001 increased approximately 6.4% compared to the corresponding period of 2000.



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     Interest and other expense, net for the three months ended March 31, 2001 increased by approximately 2.5% compared to the corresponding period of 2000.

     Net loss for the three months ended March 31, 2001 was approximately $3.8 million versus a net loss of $2.3 million for the corresponding period of 2000.




                             THE HOLMES GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    May 15, 2001                   By: /s/ Ira. B. Morgenstern
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                                                Ira B. Morgenstern
                                                Chief Financial Officer